UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX/NASDAQ Media release	14 December 2006

PHARMAXIS APPOINTS DUTCH DISTRIBUTOR FOR ARIDOL

Pharmaxis (ASX: PXS, NASDAQ: PXSL) today announced that it had contracted Romedic B.V. to market and distribute its asthma diagnostic and management tool, Aridol, in the Netherlands. The appointment precedes the registration of Aridol by the mutual recognition procedure in the European Community where the Netherlands is part of the first wave of countries expected in March 2007.

Dr Alan Robertson, Pharmaxis CEO said “The European market remains a high priority for Pharmaxis and the Netherlands is a key market where despite its relatively small population, challenge tests like Aridol are already well established and used in significant volumes. Romedic is uniquely positioned to successfully introduce Aridol given its commanding position in the respiratory device market and its recent entry into the respiratory pharmaceuticals market.”

Paul Roberts, Romedic Managing Director said “Aridol is a significant advance in asthma diagnosis and management. Subject to EU MRP approval it will be the first registered test in the Netherlands and we hope to both take share of the existing market and grow the total market size as physicians take advantage of the new capabilities offered by Aridol. By staying focused and dedicated to both the respiratory professionals and patients, Romedic has been able to build up an excellent reputation. Adding new, unique and highly innovative products like Aridol to our product portfolio we are able to meet customer expectations of being No 1 in the respiratory field.”

The total population affected by asthma in the Netherlands is estimated to be approximately 1.2 million.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

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SOURCE: Pharmaxis Ltd, Sydney, Australia

CONTACT: Alan Robertson - Pharmaxis Chief Executive Officer    Ph: +61 2 9454 7202, Fax +61 2 9451 3622

Website: www.pharmaxis.com.au

RELEASED THROUGH:

United States: Brandon Lewis, Trout Group, + 1 212 477 9007, email blewis@troutgroup.com

Australia: Virginia Nicholls, +61 417 610 824, email virginia.nicholls@pharmaxis.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a pharmaceutical company involved in the research, development and commercialization of therapeutic products for respiratory and autoimmune diseases. Its development pipeline of products include AridolTM for the management of asthma, BronchitolTM for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About Romedic

Since its foundation in November 1989, Romedic has been working with highly specialised companies in the respiratory field. Based in Meerssen, near Maastrict where they have both warehousing and service laboratory facilities, Romedic has a commanding position in the nebuliser market which they service with a team of field based nurses and sales representatives.

About Aridol

The Aridol lung function test, developed by Australian researchers and Pharmaxis Ltd, will help doctors more accurately determine the severity of a patient’s asthma and allow prescription of the right amount of medication. It was registered for marketing by the Australian Therapeutic Goods Administration (TGA) in March 2006, and by the Swedish Medical Products Agency (MPA) in October 2006 to identify bronchial hyperresponsiveness to assist in the diagnosis and control of asthma.

The simple 15-25 minute test uses a patented formulation of mannitol processed into a respirable powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma diagnosis. Most people without airway inflammation do not respond to an Aridol challenge test. Doctors can use the results of this test to measure how severe a patient’s asthma is and the medication and dose required to bring it under control.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/NASDAQ Media release	22 November 2006

US FAST-TRACKS PHARMAXIS CYSTIC FIBROSIS DRUG

Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced that the US Food and Drug Administration (FDA) has designated Bronchitol as a fast-track product for cystic fibrosis.

The FDA fast-tracks the New Drug Application (NDA) process if a therapy can potentially address an unmet medical need for a life-threatening disease. Designation as a fast-track product is designed to expedite regulatory review of the Bronchitol NDA. The FDA and European Medicines Agency have both previously granted Bronchitol orphan drug status for treating cystic fibrosis.

Pharmaxis chief executive officer Dr Alan Robertson said: “The FDA decision is encouraging news for thousands of cystic fibrosis patients. It recognises the positive clinical data for Bronchitol in treating cystic fibrosis, which is a lethal inherited condition.

“This designation will speed the process of bringing this potentially life-saving drug to cystic fibrosis sufferers.

“Phase II studies show Bronchitol significantly improves lung function and wellbeing in patients with cystic fibrosis. We look forward to working with the FDA on introducing Bronchitol to the U.S. market as rapidly as possible.”

Pharmaxis is currently conducting Phase III and II clinical trials of Bronchitol in cystic fibrosis patients at sites in Europe, Canada, Argentina and Australia.

Cystic fibrosis affects approximately 75,000 people in the developed world, including 33,000 US patients and 2,500 Australians—a fifth of whom are children under five years old. There have been no treatment advances in over a decade, and no products are approved to improve lung hydration.

Designation as a fast track product enables Pharmaxis to file the new drug application on a rolling basis as data becomes available, allowing the FDA to review the application in sections ahead of receiving the complete submission. A complete submission is expected to be made in 2008.

Pharmaxis is developing Bronchitol as a treatment to improve mucus clearance in the lungs of patients with cystic fibrosis, bronchiectasis and chronic obstructive pulmonary diseases. Bronchitol is a patented, inhalable dry powder formulation of mannitol administered by a hand-held, pocket sized device.

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To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

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SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, email: alan.robertson@pharmaxis.com.au

RELEASED THROUGH:

United States: Brandon Lewis, Trout Group, +1 212 477 9007, email blewis@troutgroup.com

Australia: Virginia Nicholls, +61 (0)417 610 824, email virginia.nicholls@pharmaxis.com.au

Forward-Looking Statements

The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	December 19, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer